As filed with the Securities and Exchange Commission on October 30, 2023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Prospect Capital Corporation
(Name of Persons Filing Statement)

5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock
(Title of Class of Securities)
74348T 565
(CUSIP Number of Class of Securities)

John F. Barry III
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael K. Hoffman, Esq.	Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West	500 Boylston Street
New York, New York 10001	Boston, MA 02116
(212) 735-3406	(617) 573-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
	Amount Previously Paid:	Filing Parties:
	Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☐ Check the box if the filing is a final amendment reporting the results of the tender offer.

This Tender Offer Statement on Schedule TO is filed by Prospect Capital Corporation, a Maryland corporation (the “Company”), and relates to the offer by the Company (the “Tender Offer”) to purchase, upon the terms and subject to the conditions set forth in the attached Offer to Purchase, dated October 30, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), up to 5,882,351 outstanding shares of 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock (individually, a “Share”, and if two or more, the “Shares”), for cash in an amount equal to $15.877396 per share, plus accrued dividends, if any.
A copy of the Offer to Purchase is filed with this Schedule TO as Exhibit (a)(1)(ii). The Tender Offer will expire at 5:00 p.m., New York City time, on November 29, 2023, or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.
The information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address. The name of the subject company is Prospect Capital Corporation, a Maryland corporation. The Company’s principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. The telephone number of its principal office is (212) 448-0702.
(b)Securities. The securities that are the subject of the Tender Offer are the Company’s outstanding Shares (for the avoidance of doubt, as defined above). As of October 30, 2023, there were 5,882,351 Shares outstanding. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.
(c)Trading Market and Price. The information set forth in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)Name and Address. The name of the filing person is Prospect Capital Corporation, a Maryland corporation. The Company’s principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. The telephone number of its principal office is (212) 448-0702. The filing person is the subject Company.
The following persons are directors and executive officers of Prospect Capital Corporation.

Name	Position
John F. Barry III	Director, Chairman of the Board and Chief Executive Officer
M. Grier Eliasek	Director, President and Chief Operating Officer
Andrew C. Cooper	Lead Independent Director
William J. Gremp	Director
Eugene S. Stark	Director
Kristin Van Dask	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary
The business address and telephone number for all of the above directors and executive officers are c/o Prospect Capital Corporation, 10 East 40th Street, 42nd Floor, New York, New York 10016 and (212) 448-0702.
(b) Not applicable.

(c) Not applicable.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(b)Purchases. To the knowledge of the Company, based on reasonable inquiry, no Shares are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Shares will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)Agreements Involving the Subject Company’s Securities. Not applicable.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes. The information set forth in the Offer to Purchase under the heading “The Tender Offer-Purpose of the Tender Offer” is incorporated herein by reference.
(b)Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “The Tender Offer-Payment for Shares” is incorporated herein by reference.
(c)Plans. At any given time, the Company may be evaluating or in discussions regarding one or more strategic transactions although, the Company currently has no material plans, proposals or negotiations described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time. The information set forth in the Offer to Purchase including under the headings “Certain Considerations-Treatment of Shares Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)-(b) The information in the Offer to Purchase under the headings “The Tender Offer-Conditions to the Tender Offer,” “Certain Considerations-Conditions to the Consummation of the Tender Offer” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).
(c) Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. To the knowledge of the Company, based on reasonable inquiry, no Shares are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Shares will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
(b)Securities Transactions. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Information and Tender Agent” is incorporated herein by reference.
Item 10. Financial Statements.
(a)Financial Information. Not applicable.

(b)Pro Forma Information. Not applicable.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements and Legal Proceedings.
(1) None.
(2) None.
(3) Not applicable.
(4) Not applicable.
(5) None.
(b) Not applicable.
(c)    Other Material Information. The information contained in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Press Release, dated October 30, 2023, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 30, 2020.
(a)(1)(ii)	Offer to Purchase.
(a)(2)-(5)	Not applicable.
Item 12(b). Filing Fees
Filing Fee Exhibit

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPECT CAPITAL CORPORATION

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Operating Officer
Dated: October 30, 2023